UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Cepton Inc.

(Name of the Issuer)

Cepton Inc.
KOITO MANUFACTURING CO., LTD.

Project Camaro Holdings, LLC

Project Camaro Merger Sub, Inc.

(Names of Persons Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

15673X200
(CUSIP Number of Class of Securities)

Jun Pei Chairman, President and Chief Executive Officer Cepton, Inc. 399 West Trimble Road San Jose, California 95131 (408) 459-7579

Satoshi Kabashima

KOITO MANUFACTURING CO., LTD.

Project Camaro Holdings, LLC

Project Camaro Merger Sub, Inc.

Sumitomo Fudosan Osaki Twin Bldg. East, 5-1-18,
Kitashinagawa, Shinagawa-ku,

Tokyo 141-0001, Japan

+81-3-3443-7111

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Paul Sieben Viq Shariff O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600	Ken Lebrun Davis Polk & Wardwell LLP Izumi Garden Tower 33F 1-6-1 Roppongi Minato-ku Tokyo 106-6033,Japan

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

RULE 13e-3 TRANSACTION STATEMENT INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Cepton Inc. (the “Company”), a Delaware corporation (2) KOITO MANUFACTURING CO., LTD., a corporation organized under the laws of Japan (“Parent” or “Koito”), (3) Project Camaro Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Holdco”), and (4) Project Camaro Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Merger Sub” and, together with Parent and Holdco, the “Koito Entities”) (each of (1) through (4) a “Filing Person,” and collectively, the “Filing Persons”).

This Transaction Statement is being filed with the SEC concurrently with the filing of the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Transaction Statement are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Transaction Statement will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

The Company proposes to hold a special meeting of its stockholders to consider approval of the Agreement and Plan of Merger, dated July 29, 2024 (the “Merger Agreement”), by and among the Company, Parent, and Merger Sub, pursuant to which, among other things, Merger Sub will merge with and into the Company (the “merger”). As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation of the Merger and as an indirect controlled subsidiary of Parent and a wholly owned subsidiary of Holdco.

The Board of Directors of the Company (the “Board”) referred consideration of any potential transaction involving the Company to a Special Committee of the Board (the “Special Committee”), including the authority to, among other things, review, evaluate, negotiate, and make a recommendation to the Board whether to approve any proposal made by Parent.

After careful consideration, including a thorough review of the Merger Agreement, the other transaction documents and the terms of the merger, and taking into account the presentations made to the Special Committee and various other factors discussed and considered by the Special Committee, and after due consideration of its fiduciary duties under applicable law, the Special Committee has determined that the terms of the Merger Agreement, the other transaction documents and the merger, including the Merger Consideration (as defined below) payable in connection therewith, are advisable, fair to, and in the best interests of, the Company and the stockholders of the Company (other than the Parent or Merger Sub or any of their respective affiliates or the Rolling Participants (as defined in the Proxy Statement). Accordingly, the Special Committee unanimously recommended that the Board approve, adopt and declare advisable and in the best interests of the Company and its stockholders the Merger Agreement, the other transaction documents and the merger.

The Board (acting on the recommendation of the Special Committee, whose analyses and determinations the Board adopted as its own in its evaluation of the fairness of the merger), after considering the factors more fully described in the enclosed Proxy Statement: (1) determined that the merger, and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the Company and its stockholders including the unaffiliated security holders as defined under Rule 13e-3 under the Exchange Act and (2) approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that each share of the Company’s common stock (the “Common Stock”) outstanding immediately prior to the date of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”) (other than certain excluded shares of Common Stock) will be converted into the right to receive, subject to the terms and conditions contained in the Merger Agreement, an amount in cash equal to $3.17 per share, without interest (the “Merger Consideration”). At the Effective Time, each share of Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall not be cancelled.

The Merger Agreement also provides that at or immediately prior to the Effective Time:

●	each compensatory option to purchase shares of Common Stock (a “Company Option”) that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled, and the holder of any such option shall be entitled to receive, at or promptly after the merger, an amount in cash, less any withholding taxes, determined by multiplying (a) the excess, if any, of the per share price over the applicable exercise price per share of the Company Option by (b) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time;

●	each service-based restricted stock unit or deferred stock unit of the Company (“Company RSU”) that is outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled, and the holder of any such Company RSU will be entitled to receive (without interest), at or promptly after the Effective Time, for each such Company RSU an amount in cash, less any withholding taxes, determined by multiplying the per share price by the number of shares of Common Stock underlying such Company RSU immediately prior to the Effective Time; provided, that as to any such Company RSU that is not vested as of the Effective Time, the per share price for such unvested Company RSU will remain subject to the vesting conditions that applied to such Company RSU immediately prior to the Effective Time (including any provisions for accelerated vesting of such Company RSU in connection with a termination of the holder’s employment) and shall be payable only if and to the extent such vesting conditions are satisfied;

●	each award of performance-based restricted stock units of the Company (“Company PSU”) that is outstanding immediately prior to the Effective Time shall vest as to the number of Company PSUs determined in accordance with the applicable award agreement and shall be canceled and converted into the right to receive (without interest), at or promptly after the Effective Time, an amount in cash (without interest) determined by multiplying the per share price by the number of shares of Common Stock underlying such vested Company PSUs, less any withholding taxes. Any Company PSU that is not vested as of immediately prior to the Effective Time shall be canceled at the Effective Time without payment of any consideration therefor; and

●	each outstanding warrant shall, in accordance with its terms under the Warrant Agreement, automatically and without any required action on the part of the holder thereof, cease to represent a warrant exercisable for shares of Common Stock and shall become a warrant exercisable for the merger consideration. If a holder properly exercises a warrant within thirty (30) days following the public disclosure of the consummation of the merger pursuant to a Current Report on Form 8-K filed with the SEC, the Warrant Price, as defined in the Warrant Agreement, with respect to such exercise shall be reduced by an amount (in dollars and in no event less than zero) equal to the difference of (a) the Warrant Price in effect prior to such reduction minus (b) (i) the per share merger consideration minus (ii) the Black-Scholes Warrant Value (as defined in the Warrant Agreement).

Concurrently with the execution of the Merger Agreement, Dr. Jun Pei, Dr. Mark McCord and Mr. Yupeng Cui, as stockholders of the Company holding [●]% of the outstanding Common Stock as of the record date for the special meeting of the stockholders of the Company, entered into a rollover agreement with Parent and Holdco (the “Rollover Agreement”), pursuant to which, immediately prior to the Effective Time, Dr. Jun Pei, Dr. Mark McCord and Mr. Yupeng Cui 1,291,810, 515,886 and 476,549 shares of the Company’s common stock, respectively, and Parent will separately contribute its 1,962,474 shares of the Company’s common stock and 100,000 shares of its Series A Convertible Preferred Stock, par value $0.00001 per share (“Preferred Stock”) as contemplated therein, to Holdco in exchange for equity interests in Holdco.

In addition, Koito and each of Dr. Pei, Dr. Jun Ye and Dr. McCord (collectively, the “Supporting Stockholders”) entered into voting support agreements (the “Voting Support Agreements”), pursuant to which, among other things, each of the Supporting Stockholders agreed, subject to the terms thereof, to vote or cause to be voted, all of the shares of the Company’s common stock beneficially owned by such Supporting Stockholders in favor of the adoption of the Merger Agreement at the special meeting of the Company’s stockholders. The aggregate number of shares of the Company’s common stock beneficially owned by the Supporting Stockholders and required to be voted or cause to be voted in favor of the adoption of the Merger Agreement pursuant to the Voting Support Agreements represents approximately 38.7% of the shares of the Company’s common stock outstanding.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the captions “Summary Term Sheet” and “About the Special Meeting and the Transaction” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The name of the subject company is Cepton Inc., a Delaware corporation. The Company’s principal executive offices are located at 399 West Trimble Road, San Jose, California, 95131. The Company’s telephone number is (408) 459-7579.

(b) Securities. The subject class of equity securities to which this Transaction Statement relates is the Company’s common stock, $0.00001 par value per share, of which [●] shares were outstanding as of [●], 2024. The information set forth in the Proxy Statement under “Market Price of Common Stock” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Proxy Statement under “Market Price of Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under “Market Price of Common Stock” is incorporated herein by reference.

(e) Prior Public Offerings. None of the Filing Persons have made an underwritten public offering of Common Stock for cash during the three years preceding the date of the filing of this Transaction Statement.

(f) Prior Stock Purchases. None of the Filing Persons have purchased any shares of the Company’s common stock within the past two years. On January 19, 2023, the Company issued 100,000 shares of its Preferred Stock to Koito for a purchase price of $100.0 million pursuant to an investment agreement, dated October 27, 2022. The Preferred Stock is convertible into shares of the Company’s common stock at an approximate conversion price of $25.85 per share (subject to adjustment). During the past two years, certain executive compensation awards have been granted to affiliates under the Company’s 2022 Equity Incentive Plan. All such awards have been previously reported in filings with the SEC on Form 4.

Item 3. Identity and Background of Filing Person

(a) - (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under “The Transaction—Parties Involved in the Merger” and “Interests of Certain Persons in the Transaction” is incorporated herein by reference.

Neither the Company nor to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Other than Dong (Dennis) Chang, Xiaogang (Jason) Zhang, and George Syllantavos, each of the Company’s directors and executive officers is a citizen of the United States.

Holdco, a Delaware limited liability company, was formed on July 22, 2024, as a wholly owned subsidiary of Parent, solely for the purpose of facilitating the Rollover in connection with the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Rollover. The principal executive office address of Holdco is Sumitomo Fudosan Osaki Twin Bldg. East, 5-1-18, Kitashinagawa, Shinagawa-ku, Tokyo 141-0001, Japan. The telephone number for the principal office of Holdco is +81-3-3443-7111. The sole member of Holdco is Parent. Holdo does not presently have any directors or officers.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Effect of the Merger,” “Special Factors—Effect of the Merger on Our Capital Stock and Equity Awards,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” “Special Factors—Reasons of the Koito Entities for the Merger,” “The Transaction—Plans for the Company After the Merger,” “Special Factors—Delisting and Deregistration of Our Common Stock,” “Special Factors—Accounting Treatment,” “The Merger Agreement—The Merger,” “The Merger Agreement—Requisite Stockholder Approval,” “The Merger Agreement—Consents, Approvals and Filings,” “The Merger Agreement—Other Covenants and Agreements,” “The Merger Agreement—Company Material Adverse Effect,” “The Merger Agreement—Termination of the Merger Agreement,” “The Merger Agreement—Termination Fee; Effect of Termination,” “Special Factors—Fees and Expenses,” “The Merger Agreement—Material U.S. Federal Income Tax Consequences of the Transaction,” “The Merger Agreement—Conditions to the Transaction,” “Voting Support Agreements” and “Rollover Agreement” is incorporated herein by reference. Further, the information set forth in Annex A of the Proxy Statement, the Merger Agreement, Annex B of the Proxy Statement, the Form of Voting Support Agreement, and Annex C of the Proxy Statement, the Rollover Agreement are incorporated herein by reference.

(c) Different Terms. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Effect of the Merger on Our Capital Stock and Equity Awards,” “Voting Support Agreements,” “Rollover Agreement” and “Interests of Certain Persons in the Transaction” is incorporated herein by reference. Further, the information set forth in Annex A of the Proxy Statement, the Merger Agreement, Annex B of the Proxy Statement, the Form of Voting Support Agreement, and Annex C of the Proxy Statement, the Rollover Agreement is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “The Transaction—Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. No provision has been made by the Filing Persons (i) to grant the Company’s unaffiliated security holders access to its corporate files, any other party to the merger or any of their respective affiliates, or (ii) to obtain counsel or appraisal services at the expense of the Company, any other party to the merger or any of their respective affiliates.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Reasons of the Koito Entities for the Merger,” “The Merger Agreement,” “Voting Support Agreements,” “Rollover Agreement,” “Interests of Certain Persons in the Transaction—Relationship with Koito,” “Interests of Certain Persons in the Transaction—Interests of Directors and Executive Officers in the Merger,” and “Interests of Certain Persons in the Transaction—Section 280G Mitigation Actions” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Reasons of the Koito Entities for the Merger,” “The Merger Agreement,” “Voting Support Agreements,” “Rollover Agreement,” “Interests of Certain Persons in the Transaction—Relationship with Koito,” “Interests of Certain Persons in the Transaction—Interests of Directors and Executive Officers in the Merger,” and “Interests of Certain Persons in the Transaction—Section 280G Mitigation Actions” is incorporated herein by reference. Further, the information set forth in Annex A of the Proxy Statement, the Merger Agreement, Annex B of the Proxy Statement, the Form of Voting Support Agreement, and Annex C of the Proxy Statement, the Rollover Agreement is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “The Merger Agreement,” “Voting Support Agreements,” “Rollover Agreement,” “Interests of Certain Persons in the Transaction—Relationship with Koito,” “Interests of Certain Persons in the Transaction—Interests of Directors and Executive Officers in the Merger” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference. Further, the information set forth in Annex A of the Proxy Statement, the Merger Agreement, Annex B of the Proxy Statement, the Form of Voting Support Agreement, and Annex C of the Proxy Statement, the Rollover Agreement are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “Special Factors—Effect of the Merger,” “Special Factors—Effect of the Merger on Our Capital Stock and Equity Awards,” “Special Factors—Delisting and Deregistration of Our Common Stock” and “Rollover Agreement” is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Effect of the Merger,” “Special Factors—Effect of the Merger on Our Capital Stock and Equity Awards,” “Special Factors—Delisting and Deregistration of Our Common Stock,” “Special Factors—Effect on Cepton if the Merger is Not Completed,” “The Transaction—Plans for the Company After the Merger,” “The Merger Agreement” and “Rollover Agreement” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under “About the Special Meeting and The Transaction,” “Special Factors—Background of the Merger,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” “Special Factors—Reasons of the Koito Entities for the Merger” and “The Transaction—Plans for the Company After the Merger,” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Effect on Cepton if the Merger is Not Completed” “Special Factors—Background of the Merger,” Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger” and “Special Factors—Reasons of the Koito Entities for the Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Background of the Merger,” Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger” and “Special Factors—Reasons of the Koito Entities for the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Effect of the Merger,” “The Transaction—Effect of the Merger on Our Capital Stock and Equity Awards,” “Special Factors—Delisting and Deregistration of Our Common Stock,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” “Special Factors—Reasons of the Koito Entities for the Merger,” “The Transaction—Plans for the Company After the Merger,” “The Merger Agreement—Material U.S. Federal Income Tax Consequences of the Transaction,” “Voting Support Agreements,” “Rollover Agreement” is incorporated herein by reference. Further, the information set forth in Annex A of the Proxy Statement, the Merger Agreement, Annex B of the Proxy Statement, the Form of Voting Support Agreement, Annex C of the Proxy Statement, and the Rollover Agreement is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” and “Special Factors—Reasons of the Koito Entities for the Merger” is incorporated herein by reference. Further the information set forth in Annex D of the Proxy Statement and the Fairness Opinion of Craig-Hallum Capital Group, LLC (“Craig-Hallum”) is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” and “Special Factors—Reasons of the Koito Entities for the Merger” is incorporated herein by reference. Further, the information set forth in Annex D of the Proxy Statement, the Fairness Opinion of Craig-Hallum, is incorporated herein by reference.

The confidential discussion materials prepared by Craig-Hallum Capital Group, LLC and provided to the Special Committee, dated January 23, 2024, February13, 2024, June 26, 2024 and July 28, 2024, are attached hereto as Exhibits (c)(2) through (c)(5) and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under “Special Meeting Agenda—Record Date; Shares Entitled to Vote; Quorum,” “Special Meeting Agenda—Vote Required; Abstentions and Broker Non-Votes,” “About the Special Meeting and the Transaction,” “The Merger Agreement—Conditions to the Transaction,” “The Merger Agreement—Requisite Stockholder Approval,” “Proposal 1: Approval of the Transaction” and “Proposal 2: Vote on Adjournment” is incorporated herein by reference. Further, the information set forth in Annex A of the Proxy Statement, the Merger Agreement, and Annex B of the Proxy Statement, the Form of Voting Support Agreement, is incorporated herein by reference.

(d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “The Transaction—Reasons for the Transaction; Recommendations of the Special Committee and the Board” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under “The Transaction—Background of the Merger,” “The Transaction—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “The Transaction—Position of the Koito Entities as to the Fairness of the Merger,” and “The Transaction—Reasons of the Koito Entities for the Merger” is incorporated herein by reference.

(f) Other Offers. The information set forth in the Proxy Statement under “The Transaction—Background of the Merger,” “The Transaction—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “The Transaction—Position of the Koito Entities as to the Fairness of the Merger,” “The Transaction—Reasons of the Koito Entities for the Merger,” “The Merger Agreement—No Solicitation; Company Board Recommendation Change” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Certain Unaudited Prospective Financial Information,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” and “Special Factors—Reasons of the Koito Entities for the Merger” is incorporated herein by reference. Further the information set forth in Annex D of the Proxy Statement and the Fairness Opinion of Craig-Hallum is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Opinion of Craig-Hallum to the Special Committee,” “Special Factors—Certain Unaudited Prospective Financial Information,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” and “Special Factors—Reasons of the Koito Entities for the Merger” is incorporated herein by reference. Further, the information set forth in Annex D of the Proxy Statement and the Fairness Opinion of Craig-Hallum is incorporated herein by reference.

The confidential discussion materials prepared by Craig-Hallum and provided to the Special Committee, dated January 23, 2024, February13, 2024, June 26, 2024 and July 28, 2024, are attached hereto as Exhibits (c)(2) through (c)(5) and are incorporated by reference herein.

(c) Availability of Documents. The full text of the Fairness Opinion of Craig-Hallum dated July 28, 2024, is attached as Annex D to the Proxy Statement. The opinion is available for inspection and copying during its regular business hours at the Company’s principal executive offices, 399 West Trimble Road, San Jose, California, 95131, by any interested holder of the Company’s common stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from the Company at the email address provided under the caption “Where You Can Find More Information” in the Proxy Statement, which is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under “Special Factors—Financing of the Merger,” “Special Factors—Fees and Expenses” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Proxy Statement under “Special Factors—Financing of the Merger,” “Special Factors—Fees and Expenses,” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management,” “Interests of Certain Persons in the Transaction—Relationship with Koito,” “Interests of Certain Persons in the Transaction—Interests of Directors and Executive Officers in the Merger,” and “Interests of Certain Persons in the Transaction—Section 280G Mitigation Actions” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” “Special Factors—Reasons of the Koito Entities for the Merger,” “The Merger Agreement,” “Voting Support Agreements,” “Rollover Agreement,” “Interests of Certain Persons in the Transaction—Relationship with Koito” and “Interests of Certain Persons in the Transaction—Interests of Directors and Executive Officers in the Merger” is incorporated herein by reference. Further, the information set forth in Annex A of the Proxy Statement, the Merger Agreement, Annex B of the Proxy Statement, the Form of Voting Support Agreement, and Annex C of the Proxy Statement, the Rollover Agreement, is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Reasons for the Transaction; Recommendations of the Special Committee and the Board,” “Special Factors—Position of the Koito Entities as to the Fairness of the Merger,” “Voting Support Agreements,” “Rollover Agreement,” “Proposal 1: Approval of the Transaction” and “Proposal 2: Vote on Adjournment” is incorporated herein by reference.

Item 13. Financial Statements

(a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the years ended December 31, 2023 and the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2024, in each case, filed with the SEC and can be found on its website is www.sec.gov. The Company’s reports can also be reviewed on its website at http://investors.cepton.com. Additionally, the information set forth in the Proxy Statement under “Market Price of Common Stock” and “Selected Historical Financial Data” is incorporated herein by reference.

(b) Pro forma Information. No pro forma data giving effect to the merger has been provided. The Filing Parties do not believe that such information is material to stockholders in evaluating the merger and the Merger Agreement because (i) the Merger Consideration consists only of cash, and (ii) if the merger is consummated, the Company’s common stock will cease to be publicly traded.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendation. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “About the Special Meeting and the Transaction,” “Special Factors—Financing of the Merger,” “Special Factors—Fees and Expenses,” and “Interests of Certain Persons in the Transaction—Interests of Directors and Executive Officers in the Merger” is incorporated herein by reference.

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under Interests of Certain Persons in the Transaction—Interests of Directors and Executive Officers in the Merger—Golden Parachute Compensation” is incorporated herein by reference.

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16. Exhibits

Exhibit No.	Description
(a)(1)	Preliminary Proxy Statement of Cepton, Inc., incorporated herein by reference to the Proxy Statement filed with the SEC on November 12, 2024.

(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement filed with the SEC on November 12, 2024.

(a)(3)	Letter to Cepton, Inc. Stockholders, incorporated herein by reference to the Proxy Statement filed with the SEC on November 12, 2024.

(a)(4)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement filed with the SEC on November 12, 2024.

(a)(5)	Press Release issued by Cepton, Inc., dated July 29, 2024, incorporated herein by reference to Cepton, Inc.’s Schedule 14A filed with the SEC on July 29, 2024.

(a)(6)	Letter to Employees from the Chief Executive Officer of Cepton, Inc., dated July 29, 2024, incorporated herein by reference to Cepton, Inc.’s Schedule 14A filed with the SEC on July 29, 2024.

(a)(7)	Cepton, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on April 1, 2024, incorporated herein by reference.

(a)(8)	Definitive Proxy Statement of Cepton, Inc., incorporated herein by reference to the Proxy Statement filed with the SEC on May 15, 2024.

(a)(9)	Cepton, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 8, 2024, incorporated herein by reference.

(b)	Not Applicable

(c)(1)	Opinion of Craig-Hallum Capital Group, LLC to the Special Committee of the Board of Directors of Cepton, Inc. dated July 29, 2024, incorporated herein by reference to Annex D to the Proxy Statement filed with the SEC on November 12, 2024.

(c)(2)	Confidential Special Committee Presentation prepared by Craig-Hallum Capital Group, LLC, dated January 23, 2024, for the Special Committee of the Board of Directors of Cepton, Inc.

(c)(3)*	Confidential Special Committee Presentation prepared by Craig-Hallum Capital Group, LLC, dated February 13, 2024, for the Special Committee of the Board of Directors of Cepton, Inc.

(c)(4)	Confidential Special Committee Presentation prepared by Craig-Hallum Capital Group, LLC, dated June 26, 2024, for the Special Committee of the Board of Directors of Cepton, Inc.

(c)(5)	Confidential Special Committee Presentation prepared by Craig-Hallum Capital Group, LLC, dated July 28, 2024, for the Special Committee of the Board of Directors of Cepton, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of July 29, 2024, by and among Cepton, Inc., KOITO MANUFACTURING CO., LTD. and Project Camaro Merger Sub, Inc., incorporated herein by reference to Annex A to the Proxy Statement filed with the SEC on November 12, 2024.

(d)(2)	Form of Voting Support Agreement, incorporated herein by reference to Annex B to the Proxy Statement filed with the SEC on November 12, 2024.

(d)(3)	Rollover Agreement, by and among Dr. Jun Pei, Dr. Mark McCord, Mr. Yupeng Cui, KOITO MANUFACTURING CO., LTD. and Project Camaro Holdings, LLC, incorporated herein by reference to Annex C to the Proxy Statement filed with the SEC on November 12, 2024.

(f)(1)**	Section 262 of the General Corporation Law of Delaware.

(g)(1)	Not applicable.

107**	Filing Fee Tables.

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

**	Previously filed.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

CEPTON, INC.

By:	/s/ Jun Pei
Jun Pei
Chairman, President and Chief Executive Officer

KOITO MANUFACTURING CO., LTD.

By:	/s/ Takahito Otake
Takahito Otake
Senior Managing Corporate Officer

Project Camaro Holdings, LLC

By:	KOITO MANUFACTURING CO., LTD., its sole member

By:	/s/ Hideharu Konagaya
Hideharu Konagaya
Executive Vice President

Project Camaro Merger Sub, Inc.

By:	/s/ Hideharu Konagaya
Hideharu Konagaya
President